UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

JOANN Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

47768J 101

(CUSIP Number)

Jennifer Bellah Maguire

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, California 90071-3197

(213) 229-7986

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 16, 2021

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 47768J 101	Page 2 of 14 Pages

(1)	Name of Reporting Persons: Green Equity Investors CF, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 27,827,357 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 27,827,357 shares of Common Stock

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 27,827,357 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

  Percent of Class Represented by Amount in Row (11):

68.7% beneficial ownership of the Issuer’s common stock (based on 40,519,274 shares of Common Stock outstanding as of March 26, 2021, as reported in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on April 1, 2021).

(14)	Type of Reporting Person (See Instructions): PN

Schedule 13D

CUSIP No. 47768J 101	Page 3 of 14 Pages

(1)	Name of Reporting Persons: Green Equity Investors Side CF, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 27,827,357 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 27,827,357 shares of Common Stock

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 27,827,357 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

  Percent of Class Represented by Amount in Row (11):

68.7% beneficial ownership of the Issuer’s common stock (based on 40,519,274 shares of Common Stock outstanding as of March 26, 2021, as reported in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on April 1, 2021).

(14)	Type of Reporting Person (See Instructions): PN

Schedule 13D

CUSIP No. 47768J 101	Page 4 of 14 Pages

(1)	Name of Reporting Persons: LGP Associates CF LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 27,827,357 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 27,827,357 shares of Common Stock

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 27,827,357 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

  Percent of Class Represented by Amount in Row (11):

68.7% beneficial ownership of the Issuer’s common stock (based on 40,519,274 shares of Common Stock outstanding as of March 26, 2021, as reported in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on April 1, 2021).

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

Schedule 13D

CUSIP No. 47768J 101	Page 5 of 14 Pages

(1)	Name of Reporting Persons: GEI Capital CF, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 27,827,357 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 27,827,357 shares of Common Stock

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 27,827,357 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

  Percent of Class Represented by Amount in Row (11):

68.7% beneficial ownership of the Issuer’s common stock (based on 40,519,274 shares of Common Stock outstanding as of March 26, 2021, as reported in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on April 1, 2021).

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

Schedule 13D

CUSIP No. 47768J 101	Page 6 of 14 Pages

(1)	Name of Reporting Persons: Leonard Green & Partners, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 27,827,357 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 27,827,357 shares of Common Stock

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 27,827,357 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

  Percent of Class Represented by Amount in Row (11):

68.7% beneficial ownership of the Issuer’s common stock (based on 40,519,274 shares of Common Stock outstanding as of March 26, 2021, as reported in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on April 1, 2021).

(14)	Type of Reporting Person (See Instructions): PN

Schedule 13D

CUSIP No. 47768J 101	Page 7 of 14 Pages

(1)	Name of Reporting Persons: LGP Management, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 27,827,357 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 27,827,357 shares of Common Stock

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 27,827,357 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

  Percent of Class Represented by Amount in Row (11):

68.7% beneficial ownership of the Issuer’s common stock (based on 40,519,274 shares of Common Stock outstanding as of March 26, 2021, as reported in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on April 1, 2021).

(14)	Type of Reporting Person (See Instructions): CO

Schedule 13D

CUSIP No. 47768J 101	Page 8 of 14 Pages

(1)	Name of Reporting Persons: Peridot Coinvest Manager LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 27,827,357 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 27,827,357 shares of Common Stock

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 27,827,357 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

  Percent of Class Represented by Amount in Row (11):

68.7% beneficial ownership of the Issuer’s common stock (based on 40,519,274 shares of Common Stock outstanding as of March 26, 2021, as reported in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on April 1, 2021).

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

Schedule 13D

CUSIP No. 47768J 101	Page 9 of 14 Pages

ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to shares of Common Stock, par value $0.01 per share (the “Common Stock”), of JOANN Inc., a Delaware corporation (the “Issuer”).

The address of the Issuer’s principal executive offices is 5555 Darrow Road, Hudson, Ohio 44326.

ITEM 2. IDENTITY AND BACKGROUND

(a)

This Schedule 13D is being filed by Green Equity Investors CF, L.P., a Delaware limited partnership (“GEI CF”), Green Equity Investors Side CF, L.P., a Delaware limited partnership (“GEI Side CF”), LGP Associates CF LLC, a Delaware limited liability company (“Associates CF,” and, together with GEI CF and GEI Side CF, the “Investors”), GEI Capital CF, LLC, a Delaware limited liability company (“Capital”), Leonard Green & Partners, L.P., a Delaware limited partnership (“LGP”), LGP Management, Inc., a Delaware corporation (“LGPM”), and Peridot Coinvest Manager LLC, a Delaware limited liability company (“Peridot” and together with the foregoing entities and persons, collectively, the “Reporting Persons”) pursuant to their agreement to the joint filing of this Schedule 13D, attached hereto as Exhibit 7.2 (the “Joint Filing Agreement”).

As of the date of this statement, (i) GEI CF is the record owner of 19,903,749 shares of Common Stock, (ii) GEI Side CF is the record owner of 7,826,629 shares of Common Stock, and (iii) Associates CF is the record owner of 96,979 shares of Common Stock. The principal business of each of GEI CF, GEI Side CF, and Associates CF is to pursue investments. Capital is the general partner of GEI CF and GEI Side CF. Capital’s principal business is to act as the general partner of GEI CF and GEI Side CF. LGP is an affiliate of Capital. LGP’s principal business is to act as the management company of GEI CF, GEI Side CF and other affiliated funds. LGPM is the general partner of LGP. LGPM’s principal business is to act as the general partner of LGP. Peridot is an affiliate of LGP and Capital whose principal business is to act as the manager of Associates CF, and other similar entities. Due to their relationships with GEI CF, GEI Side CF, and Associates CF, each of Capital, LGP, LGPM, and Peridot may be deemed to have shared voting and investment power with respect to the shares of Common Stock beneficially owned by the Investors. As such, Capital, LGP, LGPM, and Peridot may be deemed to have shared beneficial ownership over such shares of Common Stock. Each of Capital, LGP, LGPM, and Peridot, however, disclaims beneficial ownership of such shares of Common Stock.

The names of the directors and executive officers of LGPM are set forth on Schedule 1, which is incorporated herein by reference.

(b)	The business address of each of the Reporting Persons and each of the directors and executive officers of LGPM is 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025.

(c)	Not applicable to GEI CF, GEI Side CF, Associates CF, Capital, LGP, LGPM, or Peridot.

The present principal occupation of each of the directors and officers of LGPM is set forth on Schedule 1.

(d)	None of the Reporting Persons and none of the directors and executive officers of LGPM set forth on Schedule 1 has been convicted in a criminal proceeding during the last five years.

(e)

None of the Reporting Persons and none of the directors and executive officers of LGPM set forth on Schedule 1 has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five years.

(f)	Each of the Reporting Persons is organized under the laws of Delaware. Each of the directors and executive officers of LGPM is a United States citizen.

Schedule 13D

CUSIP No. 47768J 101	Page 10 of 14 Pages

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As of the date of this statement, GEI CF held 19,903,749 shares of Common Stock, GEI Side CF held 7,826,629 shares of Common Stock, and Associates CF held 96,979 shares of Common Stock, representing an aggregate of 27,827,357 shares of Common Stock. The shares of Common Stock reported herein were acquired by Green Equity Investors V, L.P. and certain affiliated investor vehicles prior to the Issuer’s initial public offering (the “IPO”), and were subsequently transferred to the Investors as part of a transaction pursuant to which such affiliates of the Investors engaged in a coordinated transfer of their equity interests in several portfolio companies (including the Issuer) to one or more newly formed affiliated investment funds (including the Investors) (the “Transaction”). Initial funding for the acquisition of the shares of Common Stock reported herein was obtained from capital called from affiliates of the Investors and cash provided by the investors in such affiliates.

ITEM 4. PURPOSE OF TRANSACTION

The Investors and the other Reporting Persons acquired the Common Stock for investment purposes.

GEI CF, GEI Side CF, and Associates CF are party to an Amended and Restated Stockholders Agreement with the Issuer, dated as of March 16, 2021 and filed herewith as Exhibit 7.1 (the “Stockholders Agreement”) by virtue of a joinder agreement to the Stockholders Agreement pursuant to the terms thereof, executed in connection with the Transaction. The Stockholders Agreement provides the Investors with certain registration rights with respect to securities of the Issuer, and provides that the Investors are entitled to designate individuals to be included in the slate of nominees recommended by the Issuer’s board of directors for election to the board of directors. For further information, see Item 6 and the Stockholders Agreement filed herewith as Exhibit 7.1. The Investors are also party to a lock-up agreement with the Issuer (the “Lock-Up Agreement”), which includes certain lockup provisions to which the Reporting Persons’ shares are subject. For further information, see Item 6.

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Stockholders Agreement and the Lock-Up Agreement, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions, including in registered transactions pursuant to the registration rights provided for in the Stockholders Agreement. In addition, the Reporting Persons may engage in discussions with management, the board of directors, and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors. In connection therewith, the Reporting Persons may engaged advisors or consultants prior to taking any such actions. However, there can be no assurance that any Reporting Person will propose such a transaction or that any such transaction would be successfully implemented.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

Schedule 13D

CUSIP No. 47768J 101	Page 11 of 14 Pages

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)	and (b)

Reporting Persons	Shared Beneficial Ownership (Voting and Dispositive Power)	Percentage of Class Beneficially Owned
GEI CF	27,827,357	68.7%
GEI Side CF	27,827,357	68.7%
Associates CF	27,827,357	68.7%
Other Reporting Persons	27,827,357	68.7%

(c)

Other than as disclosed in Item 4 above, none of the Reporting Persons nor the directors and executive officers of LGPM, has effected any transaction involving shares of Common Stock in the 60 days prior to the filing of this Schedule 13D.

(d)	None.

(e)	Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On March 16, 2021, the Issuer completed the IPO. In connection with the IPO, the Investors entered into the Stockholders Agreement with the Issuer and certain other parties thereto. Pursuant to the Stockholders Agreement, the parties to the Stockholders Agreement have certain rights to require the Issuer to register the Common Stock, including demand and piggyback registration rights. Subject to certain conditions and restraints, the Investors have an unlimited number of demand notices available under the Stockholders Agreement, as well as unlimited piggyback registration rights, subject to certain exceptions as set forth in the Stockholders Agreement. The Stockholders Agreement also requires the Issuer to indemnify the Investors its their affiliates in connection with any registrations of the Issuer’s securities. The Stockholders Agreement further provides that the Investors are entitled to designate individuals to be included in the slate of nominees recommended by the Issuer’s board of directors for election to the board of directors, subject to certain conditions based on the Investors’ aggregate ownership of the Issuer’s common stock. For further information, see the Stockholders Agreement filed herewith as Exhibit 7.1.

As of the consummation of the IPO, certain parties, including the Investors, entered into a Lock-Up Agreement, whereby such parties agreed that, subject to certain exceptions, they would not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, make any short sale or otherwise transfer or dispose of any shares of the Issuer’s common stock or any securities convertible into or exercisable or exchangeable for common stock, whether owned or later acquired by the signatory thereto or with respect to which such signatory has or hereafter acquires the power of disposition, or exercise any right with respect to the registration of such securities, (ii) enter into any swap, hedging transaction or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, any of the economic consequence of ownership of such securities, whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise or (iii) publicly disclose the intention to take any of the actions restricted by clause (i) or (ii), for a period of 180 days following March 11, 2021.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Stockholders Agreement and the Lock-Up Agreement.

Other than the matters disclosed above in response to Items 4 and 5 and this Item 6, none of the Reporting Persons is party to any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Schedule 13D

CUSIP No. 47768J 101	Page 12 of 14 Pages

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

7.1

Amended and Restated Stockholders Agreement, dated March 16, 2021, among the JOANN Inc. and certain of its shareholders (incorporated by reference to Exhibit 4.1 of JOANN Inc.’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on April 1, 2021).

7.2	Joint Filing Agreement, dated April 16, 2021.

7.3	Power of Attorney, dated April 19, 2021.

Schedule 13D

CUSIP No. 47768J 101	Page 13 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete, and correct.

Dated as of April 19, 2021

Green Equity Investors CF, L.P.
By: GEI Capital CF, LLC, its General Partner

By:	/s/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

Green Equity Investors Side CF, L.P.
By: GEI Capital CF, LLC, its General Partner

By:	/s/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

LGP Associates CF LLC
By: Peridot Coinvest Manager LLC, its Manager

By:	/s/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

GEI Capital CF, LLC

By:	/s/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

Leonard Green & Partners, L.P.
By: LGP Management, Inc., its General Partner

By:	/s/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

Schedule 13D

CUSIP No. 47768J 101	Page 14 of 14 Pages

LGP Management, Inc.

By:	/s/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

Peridot Coinvest Manager LLC

By:	/s/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

SCHEDULE 1

Directors and Executive Officers of LGPM

Name	Position with LGPM
John G. Danhakl	Executive Vice President and Managing Partner

Jonathan D. Sokoloff	Executive Vice President and Managing Partner

Cody L. Franklin	Chief Financial Officer and Assistant Secretary

Andrew C. Goldberg	Vice President, General Counsel and Secretary

Lance J.T. Schumacher	Vice President – Tax and Assistant Secretary